

Mail Stop 3720

December 16, 2008

Julius Jackson
President
Millennium Group Worldwide Incorporated
2825 N. 10th St.
St. Augustine, FL 32084

> **Re: Millennium Group Worldwide Incorporated**
> **Amendment No. 9 to Form S-1**
> **Filed December 12, 2008**
> **File No. 333-145553**

Dear Mr. Jackson:

      We have reviewed the above filing and your response letter dated December 12, 2008 and have the following comments. Where indicated, we think you should revise your Form S-1 in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General

1. Several corrections that were made in Amendment No. 8 to your registration statement are not reflected in Amendment No. 9. For example, certain disclosure on pages six, I-2 and S-1-2 of Amendment No. 9 references financial statements for the period ended June 30, 2008 (whereas Amendment No. 8 accurately referenced the financial statements for the period ended September 30, 2008). In addition, the capitalization table on page 44 in Amendment No. 9 incorrectly states that the par value of the common stock is $1.00. Please correct these errors.

Certain Related Party Transactions, page 14

2. We note revised footnote three to the table in this section and the beneficial ownership table on pages 36-37. Please consider revising these footnotes to clarify that if the company pays Mr. Lane $49,080 by December 31, 2008, he will

forbear levying Mr. Jackson's shares. In addition, please revise the second paragraph of footnote three on page 37 to clarify that this disclosure is an explanation of the $27,500 payment that was made to Mr. Lane in October.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

3. Your response and new disclosures on pages 39 and 40 do not specifically address our prior comment. Please disclose the <u>nature</u> of the services provided for each of your revenue streams. For example, you should discuss in detail the nature of the services provided under the Catoca Mines arrangement and separately for the services provided under your JP Morgan arrangement. Further, you should disclose when services are rendered, when products or materials are delivered, when you have multiple deliverables and how you apply a specific revenue recognition policy for <u>each</u> revenue stream. Please expand your revenue recognition policy here and on page I-7 to discuss each type of revenue stream and in particular when you recognize revenue for each.

Note 2 – Summary of Significant Accounting Policies, page I-7
Revenue Recognition, page I-7

4. We note your statement that "the Company only expects to have two types of revenue." Please revise to delete this sentence since deferred revenue is not a type of revenue, or revenue stream. Your disclosures immediately following this sentence, specifically 1) and 2) in that paragraph, should remain in your disclosures. Further, if you expect to have revenues from products and/or services, those would be considered two different types of revenue. Accordingly, you should disclose this fact and expand on your revenue recognition policy for sales of different types of products and revenues from services delivered. Your disclosures should be consistent to those disclosed on page 39.

Exhibits

5. We note your revised exhibits and exhibit index. As previously noted, Exhibit 10.8 does not contain conformed signatures. Please file an executed copy of this agreement.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,
/s

Larry Spirgel
Assistant Director

cc: by facsimile to (301) 576-5193
    Carl N. Duncan, Esq.